24238 Vermont Avenue, Suite 300

Harbor City, California 90710

May 21, 2018

VIA EMAIL AND EDGAR

Kate McHale

Tracie Mariner - Staff Accountant

Pamela A. Long - Assistant Director, Office of Manufacturing and Construction

Terence O’Brien - Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

McHaleK@SEC.GOV

Re: IA Energy Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 27, 2018

File No. 333-220706

Dear Sirs/Mesdames:

We serve as counsel to IA Energy Corp., a Wyoming corporation (the “Company”) with respect to its submission of a fourth amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), and filed on March 27, 2018, by IA Energy Corp., a Wyoming corporation (the “Company”), and our further receipt of your email to the Company, dated April 12, 2018. We have reproduced your 2 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: We have updated our financial statements as requested.

Company Organization, page 2

2.	COMMENT. We are unable to locate any website at the address you cite under “Company Organization” on page 2. Please revise to include a correct web address.

RESPONSE: We have revised the website address in the amended S-1 to its proper URL www.iaenergy.com.

U.S. Securities & Exchange Commission

Division of Corporate Finance

May 21, 2018

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to contact me at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

JOHN D. THOMAS, P.C.

/s/ John D. Thomas

John D. Thomas, President